
10012974


SEC MAIL PROCESSING
RECEIVED
JUN 2 4 2010
WASH, DC
193
SECTION

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2009

Commission file number: 001-14764

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

CABLEVISION 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CABLEVISION SYSTEMS CORPORATION
1111 Stewart Avenue
Bethpage, New York 11714

CABLEVISION 401(k) SAVINGS PLAN

Table of Contents

* Schedules required for Form 5500, which are not applicable, have not been included.



KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

The Investment and Benefits Committee
Cablevision 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Cablevision 401(k) Savings Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) at December 31, 2009, and supplemental Schedule H, Line 4a- Schedule of Delinquent Participant Contributions for the year ended December 31, 2009, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

New York, New York
June 23, 2010

KPMG LLP, a U.S. limited liability partnership, is the U.S. member firm of KPMG International, a Swiss cooperative.

CABLEVISION 401(k) SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2009 and 2008

	2009	2008
Assets:		
Investments, at fair value:		
Registered investment company mutual funds	$ 453,907,200	$ 321,713,153
Common/collective trust funds	206,835,945	115,585,951
Cablevision stock fund	62,709,782	45,529,550
Cash equivalents	—	1,372
Participant loans receivable	35,403,726	29,794,066
Total investments	758,856,653	512,624,092
Receivables:		
Employer contribution	318,393	261,973
Participant contributions	973,608	723,548
Dividend and interest receivables	46,646	5,666
Total receivables	1,338,647	991,187
Total assets	760,195,300	513,615,279
Liabilities:		
Due to broker for securities purchased	21,390	50,555
Excess employee contributions (Note 8)	711,213	623,666
Total liabilities	732,603	674,221
Net assets available for benefits at fair value	759,462,697	512,941,058
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,221,838	8,669,102
Net assets available for benefits	$ 761,684,535	$ 521,610,160

See accompanying notes to financial statements.

CABLEVISION 401(k) SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2009 and 2008

	2009	2008
Additions (reductions) to net assets attributed to:		
Investment income (loss):		
Net appreciation (depreciation) in fair value of investments	$ 127,723,275	$ (198,943,797)
Interest from participant loans	2,146,835	2,388,629
Interest and dividends from investments	14,470,887	15,311,677
Net investment gain (loss)	144,340,997	(181,243,491)
Contributions:		
Employer	20,927,499	18,060,828
Participants	64,788,426	57,266,401
Rollovers	2,708,964	3,239,776
Total contributions	88,424,889	78,567,005
Total additions (reductions) to net assets	232,765,886	(102,676,486)
Deductions from net assets attributed to:		
Benefits paid to participants	30,720,317	33,745,385
Administrative expenses	1,214,802	316,362
Total deductions from net assets	31,935,119	34,061,747
Net increase (decrease) before transfers to the Plan	200,830,767	(136,738,233)
Net transfers to the Plan (Note 1(d))	39,243,608	25,216,908
Net increase (decrease) after transfers to the Plan	240,074,375	(111,521,325)
Net assets available for benefits:		
Beginning of year	521,610,160	633,131,485
End of year	$ 761,684,535	$ 521,610,160

See accompanying notes to financial statements.

CABLEVISION 401(k) SAVINGS PLAN
Notes to Financial Statements
December 31, 2009 and 2008

(1) Description of the Plan and Nature of Operations

The following description of the Cablevision 401(k) Savings Plan, (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a 401(k) defined contribution plan for the benefit of employees of CSC Holdings, LLC (CSC Holdings, Inc. was converted to a limited liability company in November 2009) and certain subsidiaries and affiliated companies ("Cablevision" or the "Company"), and is intended to constitute a multiple employer plan. The Plan was adopted effective January 1, 1993 and has since been amended. The Plan generally covers full-time employees, however, certain groups of part-time employees can participate after completing one year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

Prior to July 1, 2008, investment assets of the Plan were maintained under a trust agreement with the Bank of New York Mellon Corporation ("Mellon") and the Plan's recordkeeping administrative services were provided by ACS HR Solutions, LLC. All investment and participant loan transactions were executed by Mellon at the direction of and for the exclusive benefit of participants under the Plan.

On July 1, 2008, Cablevision transferred the maintenance of the Plan's investment assets (under a trust agreement) to Fidelity Management Trust Company (the "Trustee") and the Plan's recordkeeping administrative services to Fidelity Employer Services Company LLC (collectively, "Fidelity"). All investment and participant loan transactions are executed by Fidelity at the direction of and for the exclusive benefit of participants under the Plan. In addition, the Plan changed investment options available to participants as of July 1, 2008.

(b) Participants' Accounts

Each participant's share of the Plan's assets is recorded in an account established for that participant. Each participant's account is credited with the participant's contribution, if any, and the participant's share of the Company's contribution, adjusted to reflect income, gains and losses realized and net appreciation or depreciation in the value of the Plan's assets. All contributions are invested based on participant direction. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participants may elect to divide their contributions among the investment fund options in whole increments of 1%. An eligible participant may elect to suspend or resume his or her contributions, subject to the Plan's notice requirements. In addition, a participant may change the rate of his or her contributions subject to the Plan's notice requirements and may elect to change the allocation of future contributions among the funds daily. A participant may elect to transfer the value of his or her contributions in whole increments of 1% to other Plan investment fund or funds, subject to certain restrictions. Changes requested by participants are implemented as soon as administratively practicable, in accordance with the Plan document.

(c) Contributions

Eligible employees may, at their option, contribute up to 50% each year of their eligible pre-tax compensation (as defined under the Plan) and up to 10% of their after tax compensation into any of the available investment elections. Highly compensated employees may, at their option, contribute up to 25% of their eligible pre-tax compensation (as defined under the Plan) and up to 10% of their after tax compensation. Prior to July 1, 2008, the Plan provided that the Company was to make a matching contribution of 50% of the first 6% of a participant's pre-tax contribution to the Plan after the participant completed one year of service. Subsequent to July 1, 2008, matching contributions made by the Company begins with a participant's first contribution to the Plan. Annual contributions allocated to the participant's account cannot exceed the lesser of (a) $49,000 or (b) 100% of a participant's compensation for the plan year. Contributions are subject to certain other limitations.

Effective July 1, 2008, the Plan was amended so that all newly hired or rehired full-time employees on or after July 1, 2008 would be automatically enrolled in the Plan at a 3% pre-tax contribution rate beginning with the first pay period 45 days after the employee's first day of employment (or rehire). These employees can elect to participate at a different rate or opt out of the Plan and their future contribution rates will be adjusted as soon as practicable although contributions already made to the Plan will not be refunded.

A participant who has made the maximum amount of permitted deferral contributions for a plan year, and who has attained or will attain age 50 during such plan year, may elect to make additional catch-up contributions. Catch-up contributions will be considered as deferred contributions for all purposes under the Plan, except that catch-up contributions: (a) will not be subject to the percentage contribution limitations, and (b) will not exceed $5,500 and $5,000 for the plan years ended December 31, 2009 and 2008, respectively.

(d) Rollover and Transfer Contributions

The Plan permits participants to have their interests in other qualified plans rolled over to the Plan or to make rollover contributions into the Plan from a conduit individual retirement account, which holds amounts attributable solely to a rollover from another qualified plan. In addition, the Plan permits for direct transfers of participant accounts for employees in businesses that were acquired by the Company. Such transfers or rollovers to the Plan may only be made with the approval of the plan administrator and do not affect any other contributions made by or on behalf of a participant. Rollovers to the Plan amounted to $2,708,964 and $3,239,776, respectively for the years ended December 31, 2009 and 2008.

Transfers to the Plan of approximately $42,959,000 and $25,217,000 for the years ended December 31, 2009 and 2008, respectively, relating to acquisitions made by the Company discussed below were offset by transfers out of approximately $3,715,000 for the year ended December 31, 2009.

In July 2008, the Company and Tribune Company completed a series of transactions to form Newsday Holdings LLC and Newsday LLC, new limited liability companies that operate the Company's Newsday business. In December 2008, a portion of the assets in the amount of approximately $25,021,000 were transferred from the Tribune Company 401(k) Plan into the Plan and is included in "Net transfers to the Plan" line within the statement of changes in net assets available for benefits. The remaining assets, including participant loans, from the Tribune Company 401(k) Plan relating to Newsday employees of approximately $40,055,000 were transferred to the Plan in January 2009.

In January 2009, assets of approximately $2,800,000 relating to the savings and retirement plan for employees of Sundance Channel LLC (acquired by the Company in June 2008) were transferred to the Plan and are also included in "Net transfers to the Plan" line within the statement of changes in net assets available for benefits.

Also, in January 2009, assets of approximately $27,000 relating to the 401(k) profit sharing plan and trust for employees of 4Connections (acquired by the Company in October 2008) were transferred to the Plan and are also included in "Net transfers to the Plan" line within the statement of changes in net assets available for benefits.

(e) Forfeited Accounts

Forfeitures are used primarily to reduce employer contributions, although the Plan does permit payment of Plan expenses with available forfeited amounts. Forfeited amounts will be restored to a participant's account only if the participant is rehired prior to achieving a five-year break in service and repays the amount of his or her distribution received as a result of his or her separation from service. In 2009 and 2008, employer contributions were reduced by $880,960 and $295,305, respectively, from utilizing forfeited nonvested accounts. In addition during 2009, the Plan used forfeitures of $169,843 for certain administrative expenses incurred by the Plan. At December 31, 2009 and 2008, forfeited nonvested accounts totaled $124,481 and $255,354, respectively. The $124,481 will be used to reduce future employer contributions or pay for administrative expenses.

(f) Fund Vesting

Participants immediately vest in their contributions, plus actual earnings thereon.

For new employees hired on or after January 1, 2008, the Company's matching contribution account will be 100% vested upon the completion of three years of service. For existing employees hired prior to January 1, 2008 and not fully vested as of January 1, 2008, their Company's matching contribution account vesting was adjusted so that after one year of service 20% of their matching contribution account becomes vested, after two years 40% of their matching contribution account becomes vested, and after three years 100% of their matching contribution account becomes vested.

(g) Payment of Benefits

Upon retirement at normal retirement age, as defined, death, or termination of service, a participant's vested interest in the Plan becomes payable to the participant (or his or her assigned beneficiary in the case of death). A participant may elect to receive benefit payments in annual installments of up to 15 years, a lump-sum amount or as a direct rollover contribution to an Individual Retirement Account ("IRA") or an eligible retirement plan of all or part of the payment. Withdrawals prior to attaining retirement age are not permitted except in the event of retirement, disability or as a hardship distribution. Upon proof, to the satisfaction of the plan administrator, and in compliance with the Internal Revenue Code, of an immediate and heavy financial need, amounts contributed may be withdrawn for hardship purpose. Certain income tax penalties may apply to withdrawals or distributions prior to retirement age. If a hardship withdrawal is made, a participant will be suspended from making contributions to the Plan for six months.

(2) Summary of Significant Accounting Policies

The accompanying financial statements of the Plan have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

(a) Basis of Presentation

The accompanying financial statements have been prepared under the accrual method of accounting.

(b) Investment Valuation and Income Recognition

The Plan's investment assets are stated at fair value at the end of the Plan year. Shares of mutual funds are publicly traded and are valued at the net asset value of shares held by the Plan at year end. Certain of the Plan's common/collective trust funds are valued at the net asset value of shares held by the Plan at year end while others are presented at fair value with the related adjustment amount from contract value disclosed in the Plan's statement of net assets available for benefits. Cablevision common stock is traded on a national securities exchange and is valued at the last reported sales price on the last trading day of the Plan year. Participant loans receivable are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when earned. Dividends are recorded on the ex-dividend date. The Plan's investment assets are not guaranteed as to principal or interest, and their values vary depending upon the performance of the underlying investments.

The Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 962 (formerly known as FASB issued staff position No. AAG INV-1 and Statement of Position 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans*) requires the Plan to report GICs at fair value. As required under ASC 962, the statements of net assets available for benefits presents the holdings of these fully benefit-responsive investment contracts at fair value with an offsetting asset or liability which, when netted against the fair value, will equal contract value. The statements of net assets available for benefits reflect amounts for (a) total assets, (b) total liabilities, (c) net assets reflecting all investments at fair value, and (d) net assets available for benefits. The amount representing the difference between (c) and (d) is presented on the face of the statements of net assets available for benefits as a separate line item, calculated as the sum of the amounts necessary to adjust the portion of net assets attributable to each fully benefit-responsive investment contract from fair value to contract value.

(c) *Payment of Benefits*

Benefits are recorded when paid.

(d) *Due to Broker for Securities Purchased*

This liability represents amounts due for investment transactions recorded which were not settled and paid at the end of the Plan year.

(e) *Use of Estimates*

The preparation of financial statements in conformity with GAAP requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(f) *Risks and Uncertainties*

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

The Plan invests indirectly in securities with contractual cash flows, such as asset-backed securities, collateralized mortgage obligations and commercial mortgage-backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate values, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.

(g) *Recent Accounting Pronouncements*

In April 2009, the FASB issued guidance under ASC Topic 820, *Fair Value Measurements and Disclosures,* which was formerly referred to as FSP FAS 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly.* This guidance addresses the factors that determine whether there has been a significant decrease in the volume and level of activity for an asset or liability when compared to the normal market activity. Under this guidance, if the reporting entity has determined that the volume and level of activity has significantly decreased and transactions are not orderly, further analysis is required and significant adjustments to the quoted prices or transactions may be needed. This guidance was effective for interim and annual reporting periods ending after June 15, 2009 and the adoption did not have a material impact on the Plan's financial condition or results of operations. The adoption of this guidance is reflected in Note 4.

In June 2009, the FASB issued guidance under ASC Topic 105, *Generally Accepted Accounting Principles,* which was formerly referred to as FASB Statement No. 168, *FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – A Replacement of FASB Statement No. 162.* This guidance establishes the FASB Accounting Standards Codification (the "Codification") as the source of authoritative GAAP for nongovernmental entities. The Codification supersedes all existing non-SEC accounting and reporting standards. This guidance and the Codification are effective for financial statements issued for annual periods ending after September 15, 2009. As the Codification did not change existing GAAP, the adoption did not have an impact on the Plan's financial statements.

During 2009, the Plan adopted ASC Topic 855, which was formerly referred to as FASB Statement No. 165, *Subsequent Events*, which was issued in May 2009 and is effective for fiscal years and interim periods ending after June 15, 2009. ASC 855 requires evaluation of subsequent events through the date of financial statement issuance. The adoption of this guidance is reflected in these financial statements.

In September 2009, the FASB issued ASC Update ("ASU") No. 2009-12, *Fair Value Measurements and Disclosures (Topic 820) — Investment in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent).* This update provides guidance on estimating the fair value of a company's investments in investment companies when the investment does not have a readily determinable fair value. It permits the use of the investment's net asset value as a practical expedient to determine fair value. This guidance also required additional disclosure of the attributes of these investments such as: (i) the nature of any restrictions on the reporting entity's ability to redeem its investment; (ii) unfunded commitments; and (iii) investment strategies of the investees. This guidance is effective for periods ending after December 15, 2009. The adoption of this guidance did not have a material impact on the Plan's financial condition or results of operations and all applicable disclosures are included in these financial statements.

In January 2010, the FASB issued ASU No. 2010-06, *Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements.* ASU No. 2010-06 outlines certain new disclosures and clarifies some existing disclosure requirements about fair value measurement as set forth in ASC Topic 820-10. ASU No. 2010-06 amends ASC Topic 820-10 to now require that (a) a reporting entity disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers; and (b) in the reconciliation for fair value measurements using significant unobservable inputs, a reporting entity should present separately information about purchases, sales, issuances, and settlements. In addition, ASU No. 2010-06 clarifies existing disclosures on (a) how a reporting entity should provide fair value measurement disclosures for each class of assets and liabilities, and (b) how a reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. ASU No. 2010-06 is effective for the Plan in 2010, except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. These disclosures will be effective for the Plan in 2011. Early adoption is permitted.

(h) Reclassifications

Certain reclassifications have been made to the 2008 financial statements to conform to the 2009 presentation.

(3) Investments

(a) Registered Investment Company Mutual Funds

The Plan's investments in registered investment company mutual funds represent the Plan's participation in certain mutual funds whose value is determined by the performance of the underlying investments held by the fund. The Plan's investments in these funds are not guaranteed as to principal or interest, and their values vary with the performance of the funds.

(b) Cablevision Stock Fund

The Plan maintains an investment in the Cablevision stock fund which consists primarily of investments in Cablevision NY Group Class A common stock. Beginning July 1, 2008, a participant's investment election for future contributions to this fund was limited to 10%. Also, effective July 1, 2008, participants are no longer permitted to transfer balances invested in other funds into this fund.

The Cablevision Stock Fund held 2,364,623 and 2,644,882 shares of Cablevision NY Group Class A common stock valued at a quoted market value of $61,054,566 and $44,539,813, at December 31, 2009 and 2008, respectively. The Cablevision Stock Fund also held 1,655,216 shares in the Fidelity Institutional Cash Portfolio Money Market Class I Fund with a market value of $1,655,216 and other receivables of $9,757 (included in the "Dividend and interest receivables" line within the statement of net assets available for benefits) at December 31, 2009. The Cablevision Stock Fund also held 989,737 shares in the Fidelity Institutional Cash Portfolio Money Market Class I Fund with a market value of $989,737 and other receivables of $5,614 (included in the "Dividend and interest receivables" line within the statement of net assets available for benefits) at December 31, 2008.

(c) Common/Collective Trust Funds

At December 31, 2009 the common/collective trust funds available for participant contribution allocations included the Plan's investments in the Income Plus Fund, a sub-fund of the ABN AMRO Pooled Trust Fund for Employee Benefit Plans ("Income Plus"), the AllianceBernstein International Style Blend Collective Trust, and the EB Diversified Stock Fund, a sub-fund of the KeyBank Multiple Investment Trust for Employee Benefit Trusts.

At December 31, 2008, only the Income Plus Fund and International Style Blend Collective Trust were available for participant contribution allocations.

The Income Plus fund primarily invests in a diversified portfolio of fully benefit-responsive Guaranteed Investment Contracts ("GICs"), money market funds, money market instruments, repurchase agreements, private placements, bank investment contracts and synthetic GICs. In a traditional GIC, the fund enters into a contract with an issuer (typically a bank or life insurance company, which provides for a stated rate of interest and a fixed maturity. In a synthetic GIC structure, the fund owns fixed-income investments and enters into a wrap contract from high-quality insurance companies, banks or other financial services companies that serve to substantially offset the price fluctuations in the underlying investments caused by movements in interest rates. Each wrap contract obligates the wrap provider to maintain the "contract value" of the underlying investments. The value of the portfolio is not guaranteed.

Certain events may limit the ability of the Income Plus fund to transact at contract value with the issuer of the GICs. Withdrawals prompted by the Plan or by the Company, such as withdrawals resulting from the sale of a division of the Company, a corporate layoff or the addition of Plan investment options, for example, may be paid at the contract's market value, which may be more or less than contract value. The Plan administrator does not believe that the occurrence of any of these events, which would limit the Plan's ability to transact at contract value with participants, is probable.

The common collective trusts discussed above are valued at the net asset value per unit as determined by the respective collective trust fund as of the valuation date, which approximates fair value.

(d) Cash Equivalents

Cash equivalents represent monies maintained by the Trustee pending allocation to other investments or disbursement to participants for benefits. These monies are invested primarily in short-term money market instruments.

(e) Participant Loans Receivable

Subject to approval by the Plan's administrator, participants can have two loans outstanding at one time, a general purpose loan and a home purchase loan, or two general purpose loans. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of (a) $50,000 (reduced by the participant's highest outstanding loan balance during the preceding 12-month period), or (b) 50% of the vested portion in the participant's account. The loans are secured by the balance in the participant's account. Such borrowings generally must be repaid (through payroll deductions) within five years (or ten years when it is for the purchase of a principal residence) and up to 25 years for pre-existing loans for the purchase of a principal residence, that transferred into the Plan effective with the merger of another plan in January 2001. All loans bear interest at a rate fixed by the Plan administrator based on the interest rate currently being charged by reputable financial institutions for loans of comparable size, risk and maturity when the application for the loan is approved. Participant loans receivable as of December 31, 2009 bore interest at rates ranging from 4% to 10.5% with maturity dates through 2034. Participant loans receivable as of December 31, 2008 bore interest at rates ranging from 5% to 10.5% with maturity dates through 2022.

The following individual investments represent 5% or more of net assets available for benefits as of December 31, 2009 and 2008:

	2009	2008
ABN AMRO Income Plus Fund (adjusted from fair value to contract value for fully-benefit responsive investment contracts)	$ 103,590,825	$ 100,389,585
Cablevision NY Group Class A Common Stock	61,054,566	44,539,813
EB Diversified Stock Fund	77,007,442	*
PIMCO Total Return Fund	74,744,991	51,561,760
Spartan International Index Fund - Investor Class	109,013,858	57,489,938
Vanguard Institutional Index Fund Institutional Plus	145,523,385	105,988,817
Vanguard Mid-Cap Index Institutional Fund	61,742,050	*
Vanguard Strategic Equity Investment Fund - Investor Shares	*	28,681,397
Victory Diversified Stock Fund Class I Shares	*	57,654,947

* Investments that were either under 5% of net assets or not held for this year

During 2009 and 2008, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value, as follows:

	2009	2008
Registered investment company mutual funds	$ 92,859,916	$ (166,044,316)
Managed equity investment portfolio	-	(283,844)
Cablevision stock fund	23,380,256	(18,404,356)
Common/collective trust funds	11,483,103	(14,211,281)
	$ 127,723,275	$ (198,943,797)

(4) Fair Value Measurements

On January 1, 2008, the Plan adopted ASC Topic 820 (formerly referred to as FASB Statement No. 157, *Fair Value Measurements*) which defines fair value and establishes a framework for measuring fair value through a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level I measurements) and the lowest priority to unobservable inputs (Level III measurements). The three levels of the fair value hierarchy under ASC Topic 820 are described below:

- Level I – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

- Level II – Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level II input must be observable for substantially the full term of the asset or liability.
- Level III – Assets or liabilities whose significant value drivers are unobservable.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of observable inputs.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2009:

	Level I	Level II	Level III	Total
Common/collective trust funds:				
Fixed income securities	$ -	$103,590,825	$ -	$103,590,825
International Equity	-	26,237,678	-	26,237,678
Domestic Equity	-	77,007,442	-	77,007,442
Registered investment company mutual funds:				
S&P Index Equity Funds	145,523,385	-	-	145,523,385
Mid-Cap Equity Funds	95,254,402	-	-	95,254,402
Small-Cap Equity Funds	29,370,564	-	-	29,370,564
International Equity	109,013,858	-	-	109,013,858
Fixed income Funds	74,744,991	-	-	74,744,991
Cablevision Stock Fund:				
Cablevision NY Group				
Class A Common Stock	61,054,566	-	-	61,054,566
Cash equivalents	1,655,216	-	-	1,655,216
Participant loans receivable	-	-	35,403,726	35,403,726
Total investments measured at fair value	$516,616,982	$206,835,945	$35,403,726	$758,856,653

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2008:

	Level I	Level II	Level III	Total
Common/collective trust funds	$ -	$115,585,951	$ -	$115,585,951
Registered investment company mutual funds	321,713,153	-	-	321,713,153
Cablevision stock fund	44,539,813	-	-	44,539,813
Cash equivalents	-	991,109	-	991,109
Participant loans receivable	-	-	29,794,066	29,794,066
Total investments measured at fair value	$366,252,966	$116,577,060	$29,794,066	$512,624,092

The Plan's investment in common collective trust funds are valued based upon the quoted asset value of units owned by the Plan and although these funds are not traded on an active market, there is readily available observable market data to corroborate fair value. The Plan's valuation methodology used to measure the fair values of mutual funds and common stock were derived from quoted market prices as substantially all of these instruments have active markets. The Plan's cash equivalents at December 31, 2009 are classified as Level I because they are valued using quoted market prices, while the Plan's cash equivalents at December 31, 2008 are classified as Level II because they are valued primarily on inputs that can be observed with market price information and other relevant information from third-party pricing services. Participant loans are valued at amortized cost which approximates fair value at December 31, 2009 and 2008.

The following table sets forth a summary of changes in the fair value of the Plan's Level III assets for the year ended December 31, 2009 and 2008:

	Participant loans	
	2009	2008
Balance, beginning of year	$29,794,066	$29,157,465
Realized gains (losses)	-	-
Unrealized gains (losses) relating to instruments still held at the reporting date	-	-
Purchases, sales, issuances and settlements (net)	5,609,660	636,601
Balance, end of year	$35,403,726	$29,794,066

(5) Party-in-Interest Transactions and Administrative Fees

Certain Plan investments are shares of common stock issued by the Company. The Company is the Plan Sponsor, as defined by the Plan.

From January 1, 2008 through June 30, 2008, certain Plan investments were shares of mutual funds managed by Mellon. As Mellon was the trustee of the Plan through June 30, 2008, transactions involving these funds had represented party-in-interest transactions.

From July 1, 2008 through December 31, 2009, certain Plan investments are shares of mutual funds managed by Fidelity. As Fidelity is the trustee of the Plan, transactions involving these funds represent party-in-interest transactions.

Administrative, investment management and investment advisory fees of the Plan are paid from the assets of the Plan. Beginning in July 2008, participants are charged for a portion of the cost to administer the Plan including the recordkeeping, accounting, legal and trustee services and other administrative services, which are deducted automatically from the participant's account. Also, beginning in July 2008, participants are charged for certain transactions, such as the processing of a loan. These costs, as well as certain investment management and investment advisory fees paid from Plan assets in 2009 and 2008 amounted to $1,214,802 and $316,362, respectively. Certain other administrative and advisory fee expenses in 2009 and 2008 were paid by the Company.

(6) Tax Status

The Internal Revenue Service has determined and informed the Company by a favorable determination letter dated July 23, 2009, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. In the opinion of the Plan administrator, the Plan and its underlying trust are currently designed and have operated in compliance with the applicable provisions of the IRC.

(7) Plan Termination

Although it has not expressed the intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, participants become fully vested in their accounts and the assets of the Plan will be distributed to the participants in accordance with the provisions of the Plan and ERISA.

(8) Excess Employee Contributions

In March 2010 and June 2009, excess employee contributions and the related earnings (losses) on these contributions for the 2009 and 2008 Plan years in the amount of $711,213 and $623,666, respectively, were refunded to the affected participants.

(9) Subsequent Events

The Plan evaluated all events that occurred after December 31, 2009 up through June 23, 2010, the date on which the Plan's financial statements were issued and no additional subsequent events disclosures other than the following were identified.

Distribution of the Madison Square Garden business

On February 9, 2010, Cablevision distributed to its stockholders all of the outstanding common stock of Madison Square Garden, Inc. ("Madison Square Garden"), a company which owns the sports, entertainment and media businesses previously owned and operated by the Company's of a distribution by Cablevision of one share of Madison Square Garden Class A Common Stock for every four shares of Cablevision NY Group Class A Common Stock held of record at the close of business in New York City on January 25, 2010 (the "Record Date") and one share of Madison Square Garden Class B Common Stock for every four shares of Cablevision NY Group Class B Common Stock held of record on the Record Date. On January 12, 2010, the Company transferred to Madison Square Garden the Company's subsidiaries which owned, directly or indirectly, all of the partnership interests in Madison Square Garden, L.P.

It is anticipated that employees of Madison Square Garden who participate in the Cablevision 401(k) Plan will begin participation in the Madison Square Garden 401(k) Savings Plan before the end of 2010. At such time, the applicable participant accounts will be transferred from the Cablevision plan to the Madison Square Garden-sponsored plan.

(10) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2009 and 2008 to Form 5500:

	2009	2008
Net assets available for benefits per the financial statements	$ 761,684,535	$ 521,610,160
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(2,221,838)	(8,669,102)
Net assets available for benefits per the Form 5500	$ 759,462,697	$ 512,941,058

The following is a reconciliation of benefits paid to participants per the financial statements for the years ended December 31, 2009 and 2008 to Form 5500:

	2009	2008
Benefits paid to participants per the financial statements	$ 30,720,317	$ 33,745,385
Prior year amounts allocated to withdrawing participants at December 31	—	(221,398)
Benefits paid to participants per the Form 5500	$ 30,720,317	$ 33,523,987

Amounts allocated to withdrawing participants on the Form 5500 represent benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

The following is a reconciliation of the net investment gain (loss) per the financial statements for the years ended December 31, 2009 and 2008 to the Form 5500:

	2009	2008
Net investment gain (loss) per the financial statements	$ 144,340,997	$ (181,243,491)
Prior year adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31	8,669,102	1,017,622
Current year adjustment from contract value to fair value for fully benefit-responsive investment contracts at December 31	(2,221,838)	(8,669,102)
Total investment income (loss) per the Form 5500	$ 150,788,261	$ (188,894,971)

Fully benefit-responsive contracts are recorded on the Form 5500 at fair value versus contract value on the financial statements.

(11) Nonexempt Transaction

During 2009, there was an unintentional delay by the Plan sponsor in submitting certain employee deferrals in the amount of $285 to the Trust. In June 2010, the net amount due to the Plan was deposited to the Trust. The Company also reimbursed the Plan for lost interest of $15.

CABLEVISION 401(k) SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Registered investment company mutual funds:			
	The Vanguard Group.......	Vanguard Institutional Index Fund Institutional Plus, 1,426,980 shares................	**	$ 145,523,385
	The Vanguard Group.......	Vanguard Mid-Cap Index Fund - Institutional Shares, 3,764,759 shares............	**	61,742,050
	The Vanguard Group.......	Vanguard Strategic Equity Investment Fund - Investor Shares, 2,193,217 shares..................	**	33,512,352
	Prudential........................	PRU TARGET Small Capitalization Value Fund, 825,204 shares...........................	**	13,863,420
	The Vanguard Group.......	Vanguard Small-Cap Index Fund - Institutional Shares, 563,896 shares...............	**	15,507,144
*	Fidelity Investments.........	Spartan International Index Fund - Investor Class, 3,259,009 shares....................	**	109,013,858
	PIMCO Funds.................	PIMCO Total Return Fund, 6,920,832 shares......	**	74,744,991
				453,907,200
	Cablevision stock fund:			
*	Cablevision Systems Corporation.....................	Cablevision NY Group Class A Common Stock, 2,364,623 shares..................	**	61,054,566
*	Fidelity Investments.............	Fidelity Institutional Cash Portfolio Money Market Fund Class I, 1,655,216 shares...........	**	1,655,216
				62,709,782
	Common/collective trust funds:			
	ABN AMRO Investment Trust Company................	Income Plus Fund, 105,812,663 shares...............	**	103,590,825
	AllianceBernstein................	International Style Blend Collective Trust, 3,589,586 shares..	**	26,237,678
	Key Bank............................	EB Diversified Stock Fund, 7,136,927 shares.....	**	77,007,442
				206,835,945
*	Plan Participants.......................	Participant loans receivable, 6,398 loans outstanding at varying amounts, maturing on various dates through 2034, at interest rates ranging from 4% to 10.5%.....................	**	35,403,726
				$ 758,856,653

* Represents a party-in-interest to the Plan.

** Historical cost is not required as all investments are participant directed.

See accompanying Report of Independent Registered Public Accounting Firm.

CABLEVISION 401(k) SAVINGS PLAN

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

Year Ended December 31, 2009

(a) Identity of party involved	(b) Relationship to plan, employer or other party-in-interest	(c) Description of transaction	(d) Amount on line 4(a)	(e) Lost Interest
CSC Holdings, LLC	Plan sponsor	2009 employee deferrals not deposited to the Plan in a timely manner.	$285	$15

During 2009, there was an unintentional delay by the Plan sponsor in submitting certain employee deferrals in the amount of $285 to the Trust. In June 2010, the net amount due to the Plan was deposited to the Trust. The Company also reimbursed the Plan for lost interest of $15.

See accompanying Report of Independent Registered Public Accounting Firm.

EXHIBIT INDEX

Exhibit No.	
23	Consent of KPMG LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Cablevision Investment and Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CABLEVISION 401(k) SAVINGS PLAN

Date: June 23, 2010

/s/ Michael Butler

By: Michael Butler
Chairman of the Cablevision
Investment and Benefits Committee

Exhibit 23

Consent of Independent Registered Public Accounting Firm

Cablevision Systems Corporation
Cablevision 401(k) Savings Plan:

We consent to the incorporation by reference in the registration statements (No. 333-134260 and No. 333-57924) on Form S-8 of Cablevision Systems Corporation, of our report, dated June 23, 2010, with respect to the statements of net assets available for benefits of Cablevision 401(k) Savings Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended, supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2009 and supplemental Schedule H, Line 4a- Schedule of Delinquent Participant Contributions for the year ended December 31, 2009, which report appears in the annual report on Form 11-K for the year ended December 31, 2009.

KPMG LLP

New York, New York
June 23, 2010